SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
    Information to Be Included in Statements Filed Pursuant to Rule 13d-1(a)

                                LENDINGTREE, INC.
           ---------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
           ---------------------------------------------------------
                         (Title of Class of Securities)

                                   526020 10 5
           ---------------------------------------------------------
                                 (CUSIP Number)

                                David Ellen, Esq.
                                 USA Interactive
                              152 West 57th Street
                               New York, NY 10019
                                 (212) 314-7300
           ---------------------------------------------------------
                     (Name, Address, and Telephone Number of
                     Person Authorized to Receive Notices and
                                 Communications)

                                   May 5, 2003
           ---------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         Check the following box if a fee is being paid with this statement |_|.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON

              S.S. or I.R.S. Identification Nos. of Above Persons (entities only).
              USA Interactive
              59-2712887
-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [X]

-------------------------------------------------------------------------------
   3          SEC USE ONLY

-------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                  N/A
-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [ ]

-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
-------------------------------------------------------------------------------
  NUMBER OF    7   SOLE VOTING POWER
                       0
   SHARES
               ----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
                       9,280,380(*)
  OWNED BY
               ----------------------------------------------------------------
    EACH
               9   SOLE DISPOSITIVE POWER
  REPORTING            0

 PERSON WITH   ----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    9,280,380(*)
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    31.5%(**)
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    CO
-------------------------------------------------------------------------------

(*) As to limited matters described in this Schedule 13D. An aggregate of 4,200,000 shares of Series A 8% Convertible Preferred Stock, par value $0.01 per share ("LendingTree Preferred Stock"), of LendingTree, Inc. ("LendingTree") is subject to the Voting Agreements described herein. As of May 5, 2003, as represented by LendingTree in the Merger Agreement described in Item 4 of this Schedule 13D, each share of LendingTree Preferred Stock was convertible into 1.092259732 shares of LendingTree's common stock, $0.01 par value per share ("LendingTree Common Stock"). The share amounts have been adjusted pursuant to such rate of conversion. See
     Item 5 below.

(**) Calculated based on 29,460,196 shares of LendingTree Common Stock outstanding as of April 30, 2003, as represented by LendingTree in the Merger Agreement and giving effect to the conversion of all outstanding shares of LendingTree Preferred Stock because the shares of LendingTree Common Stock and LendingTree Preferred Stock vote together as a class on all matters including the matters that are the subject of the Voting Agreements. See Item 5 below.

-------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON

              S.S. or I.R.S. Identification Nos. of Above Persons (entities only).
              Barry Diller

-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [X]

-------------------------------------------------------------------------------
   3          SEC USE ONLY

--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                  N/A
-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [ ]

-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
-------------------------------------------------------------------------------
  NUMBER OF    7   SOLE VOTING POWER
                       0
   SHARES
               ----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
                       9,280,380 (*)
  OWNED BY
               ----------------------------------------------------------------
    EACH
               9   SOLE DISPOSITIVE POWER
  REPORTING            0

 PERSON WITH   ----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                       0

-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    0**
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       [X]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    IN
-------------------------------------------------------------------------------

(*) As to limited matters described in this Schedule 13D. An aggregate of 4,200,000 shares of LendingTree Preferred Stock is subject to the Voting Agreements described herein. As of May 5, 2003, as represented by LendingTree in the Merger Agreement described in Item 4 of this Schedule 13D, each share of LendingTree Preferred Stock was convertible into
     1.092259732 shares of LendingTree Common Stock. The share amounts have been adjusted pursuant to such rate of conversion. See Item 5 below.
(**) Mr. Diller disclaims beneficial ownership of any shares of LendingTree
     Common Stock that may be deemed to be beneficially owned by USA.

Item 1.  Security and Issuer.
         -------------------

         This statement on Schedule 13D (the "Schedule 13D") relates to shares of common stock, $0.01 par value per share ("LendingTree Common Stock"), of LendingTree, Inc., a Delaware corporation ("LendingTree"). The principal executive offices of LendingTree are located at 11115 Rushmore Drive, Charlotte, North Carolina 28277.

Item 2.  Identity and Background.
         -----------------------

         This statement is filed by USA Interactive ("USA") and Barry Diller, the Chairman and Chief Executive Officer of USA.

         USA and its subsidiaries, via the Internet, the television, and the telephone, engage in the worldwide business of interactivity across electronic retailing, travel services, ticketing services, personals services, local information services, and teleservices. The principal executive offices of USA are located at 152 West 57th Street, New York, NY 10019. USA disclaims beneficial ownership of any shares of LendingTree Common Stock.

         Mr. Diller, Universal Studios, Liberty Media, and Vivendi Universal, S.A. are parties to a stockholders agreement (the "USA Stockholders Agreement") relating to USA. Mr. Diller's business address is, c/o USA at 152 West 57th Street, New York, New York 10019. Through his own holdings and the USA Stockholders Agreement, Mr. Diller has the right, directly or indirectly, to control 68.1 % of the outstanding total voting power of USA. As a result, except with regard to certain specified matters, Mr. Diller generally has the ability to control the outcome of all matters submitted to a vote of USA's stockholders. Mr. Diller disclaims beneficial ownership of any shares of LendingTree Common Stock that may be deemed to be beneficially owned by USA.

         Annex A attached to this Schedule 13D contains the following information concerning each director, executive officer and controlling person of USA: (a) the name and residence or business address; (b) the principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex A is incorporated herein by reference. To the knowledge of USA, each of the persons named on Annex A (the "Annex A Persons") is a United States citizen, other than Mr. Fourtou, who is a citizen of France. During the last five years, neither USA nor any of the Annex A Persons (to the knowledge of USA) has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         No shares of LendingTree Common Stock will be purchased pursuant to the Voting Agreements. USA may be deemed to have obtained beneficial ownership of LendingTree Common Stock pursuant to the Voting Agreements described below based on USA's voting power with respect to the covered shares. Mr. Diller does not own, and to USA's and Mr.

Diller's knowledge, no other person listed in Annex A has an ownership interest in LendingTree.

         On May 5, 2003, USA entered into a separate voting agreement (each, a "Voting Agreement" and collectively, the "Voting Agreements") with each of, (a) Douglas R. Ledba, Tara G. Ledba and the Douglas R. Ledba Grantor Annuity Trust, a North Carolina trust (collectively, the "Ledba Stockholders"); (b) Fidelity National Title Company, a California corporation, Chicago Title Insurance Company, a Missouri corporation, Chicago Title Insurance Company of Oregon, an Oregon corporation, and Fidelity National Title Insurance Company, a California corporation (collectively, the "Fidelity Stockholders"); and (c) Specialty Finance Partners, a Bermuda general partnership, and Capital Z Management, LLC, a Delaware limited liability company (together with the Ledba Stockholders and the Fidelity Stockholders, the "Stockholders"). The Stockholders entered into the Voting Agreements as an inducement for USA to enter into the Merger Agreement discussed in Item 4 and in consideration thereof. USA has not paid additional consideration to the Stockholders or LendingTree in connection with the execution and delivery of the Voting Agreements.

Item 4.  Purpose of the Transaction.
         --------------------------

         (a)-(j) On May 5, 2003, USA entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among USA, Forest Merger Corp., a Delaware corporation and a wholly-owned subsidiary of USA ("Merger Sub"), and LendingTree. Pursuant to the Merger Agreement, subject to certain conditions, Merger Sub will be merged with and into LendingTree, with LendingTree continuing as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of USA (the "Merger"). As a result of the Merger, each issued and outstanding share of LendingTree Common Stock will be automatically converted into the right to receive 0.6199 shares (the "Exchange Ratio") of common stock, par value $0.01 per share, of USA ("USA Common Stock") (such fraction of a share, together with any cash in lieu of fractional shares to be paid, collectively are referred to as the "Common Stock Merger Consideration") and each issued and outstanding share of LendingTree Series A 8% Convertible Preferred Stock, par value $0.01 per share ("LendingTree Preferred Stock"), will be automatically converted into the right to receive the Common Stock Merger Consideration into which such share of LendingTree Preferred Stock would have been converted had such share of LendingTree Preferred Stock been converted into shares of LendingTree Common Stock immediately before the effective time (the "Effective Time") of the Merger (such consideration, the "Preferred Stock Merger Consideration").

         Each outstanding stock option granted under LendingTree employee and director stock plans (other than the Employee Stock Purchase Plan) (each, a "LendingTree Option"), whether vested or unvested, will be converted into an option to purchase shares of USA Common Stock on the same terms and conditions (including vesting) as were applicable under such LendingTree Option (each, a "USA Option"). The number of shares of USA Common Stock subject to each such USA Option will be the number of shares of LendingTree Common Stock subject to each such LendingTree Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded, if necessary, to the nearest whole share of USA Common Stock, and such USA

Option will have an exercise price per share (rounded to the nearest cent) equal to the per share exercise price specified in such LendingTree Option divided by the Exchange Ratio.

         Each warrant to purchase LendingTree securities as of the date of the Merger Agreement (the "LendingTree Warrants") that is outstanding immediately prior to the Effective Time will, at the Effective Time, cease to represent a right to acquire shares of LendingTree Common Stock and will, at the Effective Time, be assumed by USA and without further action on the part of LendingTree or the holder thereof be converted into a warrant to purchase shares of USA Common Stock (a "USA Warrant"), on the same terms and conditions as were applicable under the applicable warrant agreement in effect at the Effective Time, except that: (i) each USA Warrant will be exercisable for a number of shares of USA Common Stock equal to the number of shares of LendingTree Common Stock subject to each such LendingTree Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded, if necessary, to the nearest whole share of USA Common Stock and (ii) the exercise price per share of USA Common Stock subject to such USA Warrant will be equal to the per share exercise price specified in such LendingTree Warrant divided by the Exchange Ratio (rounded to the nearest cent).

         USA entered into the Voting Agreements in connection with the Merger Agreement. Pursuant to the Voting Agreements, each of the Stockholders has agreed to be present and vote, and has granted to USA an irrevocable proxy to vote, all of the LendingTree Common Stock and LendingTree Preferred Stock beneficially owned by such Stockholder, together with any shares of LendingTree Common Stock and LendingTree Preferred Stock acquired after the date of the Voting Agreements, whether upon the exercise of options, conversion of convertible securities or otherwise, and any other voting securities of LendingTree that are beneficially owned by such Stockholder or over which such Stockholder has, directly or indirectly, the right to vote (collectively, the "Voting Shares") at any meeting of the stockholders of LendingTree, however called, or any adjournment or postponement thereof: (a) in favor of approval of
(1) the Merger Agreement and the transactions contemplated thereby, including the Merger, (2) the proposal to amend the Certificate of Designations, Preferences and Rights of the LendingTree Preferred Stock described in the Merger Agreement to be submitted to stockholders of LendingTree (including any class vote of the holders of LendingTree Preferred Stock as a separate class as well as the vote of holders of LendingTree voting stock voting together) and (3) any other matter that is required to facilitate the transactions contemplated by the Merger Agreement; and (b) against any unsolicited bona fide written offer or proposal with respect to a potential or proposed Acquisition Transaction and against any action or agreement that would impair the ability of LendingTree to consummate the Merger or that would otherwise be inconsistent with, prevent, impede or delay the consummation of the Merger and related transactions. An "Acquisition Transaction" is any acquisition of more than 25% of the business, properties or assets of LendingTree and its subsidiaries, or capital stock of LendingTree or its subsidiaries representing more than 15% of the total voting power of all of such entity's voting securities, in each case whether by merger, purchase of assets, tender offer or otherwise, whether for cash, securities or any other consideration or combination thereof.

         In addition to the other covenants and agreements of the Stockholders provided for in the respective Voting Agreements, from the date of execution of the respective Voting Agreement until the first to occur of the Effective Time or the termination of the respective Voting Agreement, each of the Stockholders has agreed, generally, not to (a) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of the Voting Shares,
(b) grant any proxies or powers of attorney, deposit any Voting Shares into a voting trust or enter into a voting agreement with respect to any Voting Shares,
(c) take any action that would cause any representation or warranty of Stockholder contained in the respective Voting Agreement to become untrue or incorrect or have the effect of preventing or disabling Stockholder from performing its obligations under his or its respective Voting Agreement or
(d) commit or agree to take any of the foregoing actions.

         Each Voting Agreement will: (a) terminate automatically on the termination of the Merger Agreement in accordance with its terms and (b) be deemed satisfied in full and terminated upon the consummation of the Merger, provided, however, that the terms of foregoing paragraph will remain in effect for the time periods described therein (and until performance of any applicable obligations thereunder).

         The foregoing summary of the Merger Agreement and the Voting Agreements is qualified in its entirety by reference to such agreements, which are filed as exhibits hereto and are hereby incorporated herein in their entirety.

         The purpose of the Merger is for USA to acquire control of LendingTree. Upon consummation of the Merger, LendingTree will become a controlled subsidiary of USA, the shares of LendingTree Common Stock will cease to be freely traded or listed, LendingTree Common Stock will be de-registered under the Securities Act of 1933, as amended, and USA will control the board of directors of LendingTree and will make such other changes in the charter, bylaws, capitalization, management and business of LendingTree as may be appropriate in USA's judgment.

         Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interests in Securities of the Issuer.
         -------------------------------------

         The information contained in Item 3 and Item 4 and Rows (11) through
(13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference.

         (a)-(b) Prior to May 5, 2003, USA was not the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of any shares of LendingTree Common Stock. Upon execution of the Voting Agreements, USA may be deemed to have acquired sole voting power (for the sole purposes described in the Voting Agreements) with respect to, and to that extent only, beneficial ownership of, shares of LendingTree Common Stock beneficially owned by each of the Stockholders. Based on representations made by the Stockholders in their respective Voting Agreements, the Stockholders subject to the Voting Agreements beneficially own, and therefore USA and Mr. Diller may be deemed to beneficially own, 9,280,038 shares of

LendingTree Common Stock (including 4,587,491 shares of LendingTree Preferred Stock on an as-converted-to LendingTree Common Stock basis) constituting approximately 31.5% of the total issued and outstanding shares of LendingTree Common Stock (based on 29,460,196 shares, the number of shares outstanding as of April 30, 2003, as represented by LendingTree in the Merger Agreement and giving effect to the conversion as of May 5, 2003 of all outstanding LendingTree Preferred Stock). If effect is given only to the conversion of the LendingTree Preferred Stock covered by the Voting Agreements, the shares that USA and Mr. Diller may be deemed to beneficially own would constitute approximately 33.7% of the total issued and outstanding shares of LendingTree Common Stock (based on 27,497,758 shares, the number of shares outstanding as of April 30, 2003, as represented by LendingTree in the Merger Agreement and giving effect only to the conversion as of May 5, 2003 of the LendingTree Preferred Stock covered by the Voting Agreements).

         Except as disclosed in this Item 5, none of the Reporting Persons nor, to the best of their knowledge, any of the directors or executive officers of USA, beneficially owns any shares of LendingTree Common Stock.

         (c) Neither USA nor, to the knowledge of USA, any person named in Annex A, has effected any transaction in LendingTree Common Stock during the past 60 days.

         (d) To USA's knowledge, each Stockholder has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of LendingTree Common Stock owned by such Stockholder and reported by this statement.

         (e) Not applicable.

         References to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth above in this Item 5 are qualified in their entirety by reference to such agreements, which are filed as exhibits hereto and are hereby incorporated herein in their entirety.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of USA, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of LendingTree, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

Exhibit No.         Description of Exhibit
--------------------------------------------------------------------------------
99.1                Agreement and Plan of Merger, dated as of May 5, 2003, by
                    and among USA, Forest Merger Corp., a Delaware corporation and a wholly-owned subsidiary of

Exhibit No.         Description of Exhibit
--------------------------------------------------------------------------------
                    USA ("Merger Sub"), and LendingTree. Pursuant to the Merger
                    Agreement, subject to certain conditions, Merger Sub will be merged with and into LendingTree with LendingTree continuing as the surviving corporation and a wholly-owned subsidiary of USA.

99.2 Voting Agreement, dated as of May 5, 2003, by and among USA and Douglas R. Ledba, Tara G. Ledba and the Douglas R. Ledba Grantor Annuity Trust, a North Carolina trust.

99.3 Voting Agreement, dated as of May 5, 2003, by and among USA and Fidelity National Title Company, a California corporation, Chicago Title Insurance Company, a Missouri corporation, Chicago Title Insurance Company of Oregon, an Oregon corporation, and Fidelity National Title Insurance Company, a California corporation.

99.4 Voting Agreement, dated as of May 5, 2003, by and among USA and Specialty Finance Partners, a Bermuda general partnership, and Capital Z Management, LLC, a Delaware limited liability company.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 2003

                                          USA INTERACTIVE

                                          By: /s/ David Ellen
                                          -------------------------------------
                                          Name:    David Ellen
                                          Title:   Deputy General Counsel and
                                                   Assistant Secretary


                                          BARRY DILLER

                                          By: /s/ Barry Diller
                                          -------------------------------------

                             ANNEX A TO SCHEDULE 13D

         Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each director, executive officer and controlling person of USA. The name of each person who is a director of USA is marked with an asterisk. Mr. Barry Diller is also a controlling of USA. Unless otherwise indicated, the business address of each person listed below is 152 West 57th Street, New York, New York, 10019.


 NAME AND BUSINESS           PRINCIPAL OCCUPATION OR      PRINCIPAL BUSINESS
      ADDRESS                       EMPLOYMENT               IN WHICH SUCH
                                                         EMPLOYMENT IS CONDUCTED
-------------------------- -------------------------- --------------------------
Richard N. Barton*         President and Chief        Expedia
13810 SE Eastgate Way      Executive Officer,
Suite 400                  Expedia, Inc. ("Expedia")
Bellevue, WA 98005

Robert R. Bennett*         President and Chief        Liberty
12300 Liberty Boulevard    Executive Officer,
Englewood, Colorado 80112  Liberty Media Corporation
                           ("Liberty")

Edgar Bronfman, Jr.*       Chief Executive Officer,   Lexa Partners, LLC
390 Park Avenue            Lexa Partners, LLC
New York, New York 10022

Anne M. Busquet*           President, Travel Services USA
1050 Park Avenue
New York, New York, 10285

Barry Diller*              Chairman and Chief         USA
                           Executive Officer, USA

Jean-Rene Fourtou*         Chairman and Chief         Vivendi
375 Park Avenue            Executive Officer,
New York, New York 10152   Vivendi Universal, S.A.
                           ("Vivendi")

Julius Genachowski         Executive Vice President,  USA
                           General Counsel and
                           Secretary, USA

Victor A. Kaufman*         Vice Chairman, USA         USA

Donald R. Keough*          Chairman of the Board,     Allen & Co., Inc.
711 Fifth Avenue           Allen & Co. Inc.           (Investment Banking)
New York, New York 10022

Dara Khosrowshahi          Executive Vice President   USA
                           and Chief Financial
                           Officer, USA

Marie-Josee Kravis*        Senior Fellow, Hudson      Hudson Institute
625 Park Avenue            Institute
New York, New York 10021

John C. Malone*            Chairman, Liberty          Liberty
12300 Liberty Boulevard
Englewood, Colorado 80112

 NAME AND BUSINESS           PRINCIPAL OCCUPATION OR      PRINCIPAL BUSINESS
      ADDRESS                       EMPLOYMENT               IN WHICH SUCH
                                                         EMPLOYMENT IS CONDUCTED
-------------------------- -------------------------- --------------------------
Daniel Marriott            Senior Vice President,     USA
                           Strategic Planning, USA

Thomas McInerney           President, Electronic      USA
                           Retailing

John Pleasants             President, Information     USA
                           and Services

Alan Spoon*                Managing General Partner,  Polaris Venture Partners
1000 Winter Street         Polaris Venture Partners
Suite 3350
Waltham, MA 02451

Gen. H. Norman             Retired                    N/A
Schwarzkopf*
400 North Ashley Street
Suite 3050
Tampa, Florida 33602

Diane Von Furstenberg*     Chairman, Diane Von        Diane Von Furstenberg
389 West 12th Street       Furstenberg Studio L.P.    Studio L.P.
New York, New York 10014                              (Fashion Design)


Each person listed above is a citizen of the United States of America, other than Mr. Fourtou who is a citizen of France.